Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020-1001 United States of America T: +1 212 506 2500 F: +1 212 262 1910 mayerbrown.com
April 24, 2020
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 6010 Washington, D.C. 20549 Attention: Mr. Christopher Edwards or Mr. Joe McCann
Re: Brickell Biotech, Inc. Registration Statement on Form S-1 Filed April 3, 2020 File No. 333-237568
Dear Mr. Edwards and Mr. McCann,
This letter is being furnished on behalf of Brickell Biotech, Inc. (the “Company”) in response to comments received from the staff of the Commission (the “Staff”) by letter dated April 17, 2020 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 (the Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on April 3, 2020. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses
Registration Statement filed April 3, 2020.
General

1.
Please revise the prospectus coverpage to identify Lincoln Park Capital Fund, LLC as an underwriter. For guidance, refer to Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comments, the Company has amended the Registration Statement to include the following language in the fourth paragraph on the cover page.
The selling stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the Securities Act).

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

U.S. Securities and Exchange Commission
April 24, 2020

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Concurrently with the filing of Amendment No. 1, the Company is submitting an acceleration request to have the Registration Statement declared effective within 48 hours of the date hereof. Please advise us if we can provide any further information or assistance to facilitate your review.
Sincerely,

/s/ Mayer Brown LLP
Mayer Brown LLP

cc. Robert B. Brown, Brickell Biotech, Inc.